February 17, 2009

Via EDGAR and Facsimile

Robert Littlepage Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.

Dear Mr. Littlepage:

Further to our letter dated February 11, 2009 and our discussion with the Staff on February 11, 2009 regarding the contents of the letter, we confirm that we agree with the Staff that the last day on which the third fiscal quarter financial statements of NIVS IntelliMedia Technology Group, Inc. may be used in a registration statement on Form S-1 is March 30, 2009—not March 31, 2009 as we had originally indicated in our letter.

Thank you and please feel free to contact the undersigned with any questions at 310.552.5000 or Thomas.Poletti@klgates.com.

Best regards,

/s/ Thomas J. Poletti
Thomas J. Poletti, Esq

cc:           Paul Fischer, SEC
Joseph O. Cascarano, SEC